EXHIBIT 3

Vivus - Why Change Is Needed Now

First Manhattan Co.

Recommended Reading

—	First Manhattan Co. - Letter to Vivus Stockholders - July 2nd, 2013 [ PDF ]

Press releases and other documents

—	First Manhattan Co. - Tony Zook to Serve as CEO if FMC Nominees are Elected - July 2nd, 2013 [ PDF ]